July 29, 2016

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 filed March 15, 2016 and Form 8-K filed on February 4, 2016

Dear Mr. O’Brien:

I am writing in response to your letter of June 13, 2016. For the convenience of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), I have repeated each of the Staff’s comments before our response to the comment.

Form 10-K for the period ended December 31, 2015

Note 2- Summary of Significant Accounting Policies, page 50 Goodwill and Other Identifiable Intangible Assets, page 51

1.

[SEC Comment] On page 51, you indicate that you have three reporting units which are Domestic Regulated and Compliance Services, Domestic Regulated Recall and Returns Management Services and International Regulated and Compliance Services. We also note that on page 76 you indicate you have determined you have two operating segments and reportable segments, which are the Domestic Regulated and Compliance Services segment and International Regulated and Compliance Services segment. We further note that in your report on the assessment of the effectiveness of your internal controls on page 40 that you did not properly design and implement appropriate process level internal controls at the Environmental Solutions component of the Domestic Regulated and Compliance Services segment. In that same report you also indicate that the Environmental Solutions component primarily consists of the PSC Environmental Services LLC component. Based on your disclosures, it is not apparent how the company is currently organized, what the different components within each operating segment are and how they impacted your reporting unit determination. Furthermore, please explain how your Environmental Solutions component also has an individual component of its own in the form of the PSC Environmental Services LLC component. In order to help us understand the Company’s current reporting unit and segment reporting determination, please expand your disclosures and tell us the following:

•	What the different components are within each of your operating segments; and
•	The reporting unit level at which you test goodwill for impairment purposes.

In that regard please indicate for each reporting unit whether it represents an operating segment, a component or an aggregation of multiple components and the basis for your conclusions.

Response:

The use of the word “component” in our discussion of internal controls was not intended to be interpreted as “component of an entity” as defined by the Accounting Standards Codification (“ASC”) Master Glossary.  While the PSC Environmental Services, LLC (“PSC”) acquisition has been integrated into our operations, the use of the word component was to better describe to investors where a number of control deficiencies existed related to the legacy systems of PSC, which had been scoped out of our internal control assessment in 2014.

As stated on pages 51 and 70 of our Form 10-K for the year ended December 31, 2015, our three reporting units were Domestic Regulated and Compliance Services, Domestic Regulated Recall and Returns Management Services and International Regulated and Compliance Services. These reporting units were our operating segments and were the level at which we tested goodwill for impairment.  We determined that our operating segments were deemed to be our reporting units based on an evaluation of the guidance in ASC 350, Intangibles – Goodwill and other..  Page 76 of our Form 10-K refers to two reportable and operating segments, Domestic Regulated and Compliance Services and International Regulated and Compliance Services.  Our Domestic Regulated Recall and Returns Management Services operating segment, which was approximately 3.5% of 2015 revenues, was included within the results disclosed for the Domestic Regulated and Compliance Services segment.

We acknowledge that under ASC 280, Segment Reporting, separate presentation of the Domestic Regulated Recall and Returns Management Services operating segment would be required (either as a separate reportable segment or included in an “all other” category as it does not exceed the quantitative thresholds set forth in the standard).  However, as the Domestic Regulated Recall and Returns Management Services operating segment was deemed to be immaterial we concluded that combined presentation with the Domestic Regulated and Compliance Services operating segment would not be misleading to financial statement users.

Due to an organizational change in Q2 2016, part of our Domestic Regulated and Compliance Services operating segment will be combined with the legacy Domestic Regulated Recall and Returns Management Services operating segment to form a new operating segment, Domestic Communication and Related Services. We will separately present the results of the Domestic Regulated Waste and Compliance Services, reflecting this organizational change, and the International Regulated Waste and Compliance Services operating segments beginning in our Form 10-Q for the three and six month periods ended June 30, 2016. These operating segments are our two reportable segments. The Domestic Communication and Related Services operating segment will be presented in an “all other” category because it does not exceed the quantitative thresholds set forth in ASC 280-10-50-12. We will adjust, for comparative purposes, all prior periods presented to conform to this presentation. Our operating segments will continue to be how we define our reporting units and will be the level at which we test goodwill for impairment. In future filings, we will disclose that our operating segments are deemed to be our reporting units.

Note 3- Acquisitions, page 56

2.	We note that the purchase price allocation related to your Shred It acquisition is considered preliminary. On page 57 you state that the purchase prices of all acquisitions during the fiscal year 2015 are preliminary pending the completion of “certain intangible asset valuations and completion accounts.” It is not clear from your disclosure what the specific intangible asset accounts are that remain preliminary and what the completion accounts relate to. Given the materiality of the Shred It acquisition to your financial statements, please expand your disclosures to provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations to the acquired assets and liabilities assumed from this acquisition. Your disclosures should include the reasons the accounting is incomplete and a discussion of the information precluding the accounting from being complete on an item by item basis. Furthermore, please disclose the nature of any assets or liabilities that may ultimately be recorded as part of the purchase price allocation that you are aware of and are currently evaluating but waiting on additional information to the extent applicable. Please refer to ASC 805-20-50-4A for guidance.

Response:

As noted by the Staff, our disclosures within the “Acquisitions” footnote in our Form 10-K stated that the purchase price allocation for our 2015 acquisitions, including Shred-it, was preliminary pending the completion of certain intangible asset valuations and completion accounts.  All intangible assets recognized as part of the Shred-it acquisition were considered to be preliminary at the time we filed our 10-K. Completion accounts relates to opening balance sheet accounts other than acquired intangibles. Management believed that the users of the financial statements would not reasonably expect that, given the timing of the closing of the acquisition on October 1, 2015, the size of the acquired business relative to our legacy business, and the complexity of completing a multi-national acquisition, there was sufficient time prior to the publication of our 10-K to finalize substantial portions of the required purchase price allocation.

Management concluded that additional disclosures regarding individual assets or liabilities for which the initial accounting was incomplete and the related reasons why the accounting was incomplete would not be necessary or informative to readers of our 10-K. In future filings, we will expand the disclosure in the “Acquisitions” footnote to specify why the acquisition accounting is preliminary and incomplete. We will also add disclosures, as applicable, regarding the items which are preliminary and any assets or liabilities which may be recorded as we finalize the purchase accounting. We will include the following expanded disclosure which will be modified based on any items which have been finalized:

The transactions have been accounted for using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As of June 30, 2016, we are continuing the process of determining the fair values of the Acquired Business’s tangible and intangible assets and liabilities.  The purchase price allocation is preliminary until we complete our assessment. The following recognized amounts are subject to change:

•	Amounts for certain balances included in working capital pending receipt of certain information that could affect provisional amounts recorded;

•

amounts for intangibles assets and property, plant and equipment, pending finalization of valuation efforts as well as the completion of procedures confirming the existence and condition of certain property, plant and equipment assets;

•	amounts for income tax liabilities, pending finalization of estimates and assumptions in respect of certain tax aspects of the transaction; and
•	amount of goodwill pending the completion of the valuation of the assets acquired and liabilities assumed.

We will finalize the amounts recognized as we obtain the information necessary to complete the analyses. We expect to finalize these amounts as soon as possible but no later than one year from the acquisition date.

During the second quarter of 2016, we recorded various adjustments to our provisional amounts for the Shred-it acquisition.  The nature and amount of these measurement period adjustments recognized during the reporting period will be disclosed in accordance with ASC 805-20-50-4A in our Form 10-Q for the second quarter of 2016.

Note 16 – Products and Services and Geographic Information, page 76

3.

We note your disclosure that you are in the process of determining the integration of the Shred-it business within the Company. Given the significance of your acquisition of Shred-it on October 1, 2015, please tell us whether you currently anticipate that your organizational structure may change such that it may impact the number of operating segments and reporting units and when such an evaluation is reasonably expected to be finalized.

Response:

Shred-it is a complementary service for our shared customers that leverages our infrastructure, team members and our core competencies of transportation logistics and regulatory compliance.  Our plans to make certain changes to our organizational structure to integrate the domestic and international Shred-it operations into our Domestic Regulated Waste and Compliance Services and International Regulated and Compliance Services operating segments, respectively, were finalized in Q2 2016. As a result, the acquisition of Shred-it has not changed the identification of our operating segments or reporting units.

Note 17 – Restructuring Charges, page 77

4.

We note that you recognized $19.1 million related to restructuring actions implemented during the fiscal year ended December 31, 2015. Please expand your disclosures for your fiscal year 2015 restructuring actions and any future material restructuring actions to provide a description of the exit or disposal activity, including the facts and circumstances leading to the expected activity, expected completion date and for each major type of cost associated with an activity the total amount expected to be incurred as required by ASC 420-10-50-1.a and ASC 420-10-50-1.b.1. Please also expand your disclosures here or within MD&A to quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Response:

Our restructuring charge of $19.1 million incurred during the year ended December 31, 2015 was related to operational changes and not an exit from any primary business.  These restructuring efforts and costs were substantially completed during 2015. We will expand our future disclosures regarding our fiscal year 2015 restructuring actions and any future material restructuring actions to include the required disclosures set forth in ASC 420-10-50-1.a and ASC 420-10-50-1.b.1 and SAB Topic 5:P.4.

Note 19 – Legal Proceedings, page 78

5.

We note your disclosure related to your Junk Fax lawsuit matter whereby on May 20, 2015 you entered into a settlement agreement for $45 million to resolve all claims made against you related to this matter. We further note your disclosure that management could not determine a potential range of loss for this matter through the first quarter of fiscal year 2015. Please tell us the time table surrounding your settlement discussions, including how and when these discussions began. Specifically address why you were unable to estimate the amount or range of reasonably possible loss for purposes of disclosure in your first quarter of fiscal year 2015 Form 10-Q considering you entered into a settlement agreement on May 20, 2015, shortly after filing your Form 10-Q.

Response:

Upon further consideration of the timeline and relevant facts and circumstances, the Company and the Audit Committee of the Company’s Board of Directors are now of the view that the Company was able to estimate the amount or range of reasonably possible loss in the first quarter of 2015 with respect to the “Junk Fax” lawsuit matter, captioned Sawyer v. Stericycle, Inc,. et al., a class action complaint filed in the Circuit Court of Cook County, Illinois (the successor lawsuit to the class action complaint filed in the U.S. District Court for the Northern District of Illinois) (the “TCPA Action”).  As a result, the Company and the Audit Committee are now of the view that $45 million in accrued liabilities arising out of the settlement of the TCPA Action should have been recorded in the first quarter of 2015, and not the second quarter of 2015.

In addition, the Staff’s comment has prompted the Company to re-evaluate the timeline and relevant facts and circumstances to determine whether it timely recorded the liability associated with a qui tam matter, the settlement of which was reported on a Form 8-K filed on October 14, 2015.  As disclosed, the Company entered into a settlement agreement on October 8, 2015 to resolve all claims made against it in the qui tam action filed in the U.S. District Court for the Northern District of Illinois, captioned United States of America ex rel. Jennifer D. Perez v. Stericycle, Inc. (the “Qui Tam Action”).  As a result, the Company and the Audit Committee are now of the view that $28.5 million in accrued liabilities arising out of the settlement of the Qui Tam Action should have been recorded in the first quarter of 2015, and not the third quarter of 2015.

The Company also evaluated whether any accrual related to the TCPA Action or Qui Tam Action should have been recorded during any period of fiscal year 2014, and concluded that, with respect to each matter, the accrual should have been properly recorded in the first quarter of 2015 and not in any prior period.

As disclosed in the Company’s Current Report on Form 8-K filed on July 28, 2016, the Company will restate portions of its interim condensed consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in its Quarterly Report for the first quarter of 2016 to reflect the modified timing of the recognition of these losses.  In addition, financial information regarding the second quarter of 2015 to be included in the Company’s Quarterly Report on Form 10-Q for the second quarter of 2016 will reflect such restatement.  The restatement had no effect on the Company’s annual results for the fiscal year ended December 31, 2015.

The following sections of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 will be amended and restated:

1)	Item 8 of Part II, Financial Statements and Supplementary Data;
2)	Item 9A of Part II, Controls and Procedures; and
3)	Item 15 of Part IV, Exhibits and Financial Statement Schedules.

Specifically, the following sections within Item 8 of Part II will be restated or added:

1)	Management’s Report on Internal Control Over Financial Reporting;
2)	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting;
3)	Note A1. Restatement;
4)	Note 19. Legal Proceedings; and
5)	Note 20. Selected Quarterly Financial Data (Unaudited).

The following sections of the Company’s Quarterly Report on Form 10-Q for the first quarter of 2016 will be amended and restated:

1)	Item 1 of Part I, Financial Statements;
2)	Item 2 of Part I, Management’s Discussion and Analysis of Financial Condition and Results of Operations;
3)	Item 4 of Part I, Controls and Procedures; and
4)	Item 6 of Part II, Exhibits.

Specifically, the following sections within Item 1 of Part I will be restated or added:

1)	Condensed Consolidated Statements of Income;
2)	Condensed Consolidated Statements of Comprehensive Income;
3)	Condensed Consolidated Statements of Cash Flows;
4)	Note A1. Restatement;

5)	Note 5. Income Taxes;
6)	Note 8. Earnings Per Common Share; and
7)	Note 12. Geographic Information.

In addition, the Company will also include the signature pages, the certifications of our Chief Executive Officer and Chief Financial Officer in Exhibits 31.1, 31.2, 32.1 and 32.2, and financial statements formatted in Extensible Business Reporting Language (XBRL) in Exhibits 101 in each of the amended reports, and also include the consent of the independent registered public accounting firm in Exhibit 23 in the amended Form 10-K.

The Company’s controls related to the accounting for loss contingencies were inadequate to ensure that loss reserves were recorded timely in the appropriate period. The Company intends to revise the COSO Component – Risk Assessment material weakness described in Management’s Report on Internal Control Over Financial Reporting in its Form 10-K/A filing to also encompass the accounting for loss contingencies.  The Company expects to disclose in its second quarter 2016 Form 10-Q that the deficiencies in its controls related to the recording of loss reserves has been remediated.

Discussion of Litigation Matters

In response to the Staff’s comment and based on discussions with the Staff, the background of the TCPA Action and Qui Tam Action, including a time table surrounding settlement discussions, and a discussion regarding why the Company believed, at the time the first quarter 2015 Form 10-Q was filed (and, with respect to the Qui Tam Action, also at the time the second quarter 2015 Form 10-Q was filed), that it was unable to estimate the amount or range of reasonably possible loss in connection with these matters for purposes of disclosure in the applicable Form 10-Q, are each set forth below.

The TCPA Action and Settlement

Originally filed in March 2014, plaintiffs in the TCPA Action alleged that from 2010 to 2014, the Company violated the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005 (collectively, the “TCPA”), by sending facsimile advertisements to plaintiffs and putative class members that either were unsolicited and/or did not contain a valid opt-out notice.  The complaint sought certification of the lawsuit as a class action and the award to class members of the greater of actual damages or the sum of $500 for each violation and injunctive and other relief. Under the TCPA, the statutory remedy of $500 per violation may be trebled (i.e., $1,500 per violation) if the court finds the violations to be willful or knowing. On May 22, 2014, the Company filed its answer to the complaint, generally denying the allegations therein. Discovery in the case then proceeded.

In its Form 10-Q for the quarter ended March 31, 2014, which was filed on May 8, 2014, and in subsequent periodic reports up to and including for the first quarter of 2015, the Company disclosed the TCPA Action complaint but did not record an accrual with respect to the matter or disclose an estimate of the reasonably possible losses because the Company believed that there was significant uncertainty as to whether or not liability would attach, as well as to the amount of damages.  A development related to, but outside of, this litigation introduced additional uncertainty with respect to the number of faxes that may have been actionable.  On October 30, 2014, the Federal Communications Commission (the “FCC”) issued a ruling (the “FCC Ruling”) granting the Company and a number of other companies a retroactive waiver in respect of the opt-out notice requirements of the TCPA for any faxes sent with the prior permission of the recipient that did not include adequate opt-out language.  The FCC Ruling would have provided a complete defense in the TCPA Action in respect of faxes sent to customers without adequate opt-out language. The FCC Ruling was appealed to the U.S. Court of Appeals for the D.C. Circuit and was still pending on appeal when the TCPA Action was ultimately settled.  As nearly 70% of the faxes at issue in the TCPA Action were subject to the FCC Ruling, the fact of the FCC Ruling and the uncertainty of appeal provided an additional reason why the Company believed it was not able to estimate the amount or range of reasonably possible loss in connection with the lawsuit.

On January 9, 2015, plaintiff sent a demand letter to the Company for payments of approximately $99 million in damages and $33 million in attorneys’ fees. The demand letter indicated plaintiff’s belief that the Company’s liability for damages was at least $122.9 million and could be subject to treble damages bringing the Company’s total liability to at least $368.7 million. The Company did not respond to the demand letter.

In March of 2015, the parties mutually agreed to hold a mediation as a potential means of resolving the lawsuit.  On April 15, 2015, plaintiff delivered a mediation statement to the Company, which repeated the position stated in the January 9 demand letter. The Company responded to the mediation statement on April 22, 2015.  The Company’s response did not offer any settlement figure to plaintiff, but asserted that plaintiff’s request for $500 for each violation should be significantly discounted, consistent with other precedent cases, and that plaintiff’s request for $33 million in attorneys’ fees was unreasonable.  Given the wide divergence in the parties’ respective positions, the Company viewed the mediation with scant optimism that a resolution would be achieved.

Following the Company’s response to the mediation statement, a mediation took place on April 30, 2015.  At the end of the mediation, the parties agreed upon preliminary and nonbinding settlement terms, although negotiations on other various terms continued until a settlement agreement was executed on May 20, 2015.  The Company disclosed the material terms of the settlement agreement on a Form 8-K filed with the Commission on May 21, 2015.  Under the settlement agreement, the Company agreed to make available a settlement fund of $45.0 million to pay class members who submitted valid claim forms, to pay an incentive award to each of the two class representatives, to pay attorneys’ fees of $15.0 million, and to pay other expenses of plaintiffs’ attorneys and the costs of a third-party settlement administrator.

At the time the Company filed its first quarter 2015 Form 10-Q on May 7, 2015, due to the continued uncertainty regarding the ultimate settlement agreement and as negotiations were still ongoing, the Company did not believe that the preliminary and nonbinding terms of settlement were an appropriate reference point for disclosure regarding the Company’s possible loss or range of loss in this matter.  More significantly, the settlement remained subject to both preliminary and final approval by the court and to an intervening notice and objection period.  The Company had substantial concerns about court approval of the settlement, particularly in light of the $15 million proposed attorneys’ fee award.  As of the date of filing of the Form 10-Q, the ultimate effectuation of the settlement terms was by no means a certainty.

However, upon further consideration of the facts and circumstances, as stated above the Company and its Audit Committee are now of the view that $45.0 million that was recorded in the quarter ended June 30, 2015 should have been recorded in the quarter ended March 31, 2015.

The Qui Tam Action and Settlement

In April 2008, the Qui Tam Action was filed under seal in the U.S. District Court for the Northern District of Illinois by a former employee (the “Relator”) of the Company on behalf of the federal government.  The Qui Tam Action was amended in 2010 to add 14 states and the District of Columbia as parties in addition to the federal government (collectively, the “Government Entities”).  The Qui Tam Action was further amended on July 23, 2013 to allege certain claims on behalf of the Government Entities and to drop any claims on behalf of the State of New Hampshire.  Brought under the federal False Claims Act and comparable state statutes (“False Claims Acts”), the Qui Tam Action alleged that, from January 1, 2003 to June 30, 2014, we improperly increased our service price to certain government customers without their consent or contractual authorization.  The State of New York pursued its own investigation under the New York False Claims Act resulting in our settlement announced by the Attorney General’s office on January 8, 2013.  The Company first learned of the Qui Tam Action in connection with its settlement with the State of New York in January 2013.

The Company first disclosed information regarding the Qui Tam Action in a Current Report on Form 8-K filed on March 18, 2013 and subsequently included information regarding the matter in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed thereafter.  Prior to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, however, the Company did not record an accrual with respect to the matter or disclose an estimate of the reasonably possible losses.  Due to the number of Government Entities involved and the possibility under the False Claim Acts for statutory penalties in addition to damages in the event of any liability, the Company believed there was significant uncertainty, until September 2015, as to when and on what terms the matter would ultimately be resolved.

Following the amendment of the complaint in July 2013, discovery and document production ensued with no significant developments in the matter until April 2015.  On April 8, 2015, the Company held a mediation with the Relator at which the various Government Entities were represented by a single counsel but not present.  At the end of the mediation, nonbinding terms of agreement reflecting the ultimate settlement amount reported on October 14, 2015 were agreed upon subject to the review and approval by all parties, including each of the Government Entities, of the terms to be reflected in a binding settlement agreement.

Following the mediation, extensive negotiations took place among the parties regarding the terms of the settlement agreement.  There were a number of significant issues on which the parties disagreed and at several status conferences following the mediation the parties informed the court that no final agreement had been reached and that they needed additional time to negotiate.  The issues narrowed in late September and on October 8, 2015, the parties informed the court that they had finalized terms and signed a settlement agreement (the “Settlement Agreement”).  The Company disclosed the Settlement Agreement in a Current Report on Form 8-K filed on October 14, 2015.

As was the case with the TCPA Action, at the time the Company filed its first quarter 2015 Form 10-Q and its second quarter 2015 Form 10-Q, because negotiations were still ongoing and the settlement remained subject to approval by each of the Government Entities, the Company did not believe that the preliminary and nonbinding terms of settlement were an appropriate reference point for disclosure regarding the Company’s possible loss or range of loss in this matter.  As of the date of filing of the Form 10-Q for both the first and second quarter of 2015, the Company believed that there was significant uncertainty as to the ultimate effectuation of the settlement terms for the Qui Tam Action.

However, upon further consideration of the facts and circumstances, as stated above the Company and the Audit Committee are now of the view that $28.5 million in accrued liabilities arising out of the settlement of the Qui Tam Action should have been recorded in the first quarter of 2015, and not the third quarter of 2015.

Form 8-K filed on February 4, 2016

6.

Please expand your disclosures to address the reasons why you believe the presentation of each of your non-GAAP measures provide useful information to investors regarding your results of operations. In doing so, please explain why the various adjustments, individually or in the aggregate, are consistent with the non-GAAP measure’s intended purpose.  For example, please explain the nature of the Regulated Returns and Recall Management Services revenues you eliminate from your non-GAAP measure “Total revenues, as adjusted” and why such adjustment is consistent with your intended purpose of this measure. Please also explain why you add back the mandatory convertible preferred stock dividend and use the “if converted” method in determining your diluted weighted average number of shares in your determination of your non-GAAP EPS.

Response:

In our most recently furnished earnings release on Form 8-K, we have expanded our disclosures to address the reasons why we believe the presentation of our non-GAAP measures provides useful information to investors regarding our results of operations.

7.

We note that your reconciliation of your GAAP EPS to your non-GAAP EPS (adjusted) includes the after-tax impact of the items identified without a clear explanation for how the tax effect is calculated which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

We have reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and we believe that we have made the appropriate changes in our most recently furnished earnings release on Form 8-K.

8.

It does not appear that your GAAP measures presented within your Condensed Consolidated Statements of Income on page 6 are presented with equal or greater prominence than your non-GAAP measures. It also appears that your Condensed Consolidated Statements of Income presentation is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review this guidance when preparing your next earnings release.

Response:

We have reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and we believe that we have made the appropriate changes in our most recently furnished  earnings release on Form 8-K.

As requested, I wish to acknowledge on Stericycle’s behalf that:

•	Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we can provide to assist the Staff in its review, please advise me.

Very truly yours,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer